Filed Pursuant to Rule 253(g)(2)

File No. 024-11881

IROQUOIS VALLEY FARMLAND REIT, PBC

SUPPLEMENT NO. 2 DATED OCTOBER 17, 2023

TO THE OFFERING CIRCULAR DATED MAY 18, 2023

This document supplements, and should be read in conjunction with, the offering circular of Iroquois Valley Farmland REIT, PBC (“we”, “our”, “us” or the “Company”), dated May 18, 2023, as filed by us with the Securities and Exchange Commission (the “SEC”) on that same date (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

Board of Directors

On September 13, 2023, the Company held its 2023 annual meeting of the stockholders (the “2023 Annual Meeting”) to, among other things, elect 4 directors to the Company’s Board of Directors (the “Board”).

The following individuals were elected as directors at the 2023 Annual Meeting for the term of office indicated beside their names.

Name	Position	Age	Term of Office
Arnold Lau	Director	64	2023-2026
Joseph Mantoan	Director	69	2023-2026
Malaika Maphalala	Director	53	2023-2026
Christopher Zuehlsdorff	Director	47	2023-2026

Biographies of these individuals are included in the Offering Circular, as amended.

On September 14, 2023, the Board elected Dr. Anna Jones-Crabtree as Chairperson.

Equity Incentive Plan

On July 28, 2023, the Board approved an equity compensation plan (the “Equity Incentive Plan”) that includes the ability for the Company to issue restricted stock or options to purchase stock to employees, consultants, and directors. This plan is a valuable tool for our Board to reward and incentivize employees, remain competitive while preserving cash for farmland investments, and further democratize our Company’s ownership base to include engaged and enthusiastic stakeholders who know our mission and our farmers well. The actual compensation amounts and strategy will be overseen by the Board or an authorized committee thereof. The stockholders of the Company approved the Equity Incentive Plan on September 13, 2023 at the 2023 Annual Meeting. As of the date of this supplement, no stock or options have yet been issued under the terms of the Equity Incentive Plan.

A copy of the Equity Incentive Plan is attached as Exhibit 3.4.

INCLUSIVE UNDERWRITING AT IROQUOIS VALLEY

In 2022, Iroquois Valley did a careful review of and began to update its underwriting practices. Given that our primary business is investing in farmland, review of our underwriting practices is an ongoing exercise, and further changes may be made in the future. Recently however, in connection with the launch of our Rooted in Regeneration promissory notes, we consolidated a summary of the context and key updates to our underwriting practices over the past year or so, as follows.

BACKGROUND

The agriculture finance industry has been plagued by discriminatory lending policies, resulting in significant land loss by farmers of color. In 1999, black farmers brought and won a class action lawsuit (Pigford v. Glickman) against the U.S. Department of Agriculture, alleging discrimination on the basis of race in accessing farm loans, which contributed to substantial land loss through foreclosure.1 Over $1 billion was paid to over 13,000 black farmers in the original settlement.

State and federal policy has also contributed immensely to land loss among communities of color. For example, the U.S. Dawes Act of 1887 catalyzed the dispossession of land held by indigenous Americans and its ramifications linger to this day. “Allotment not only caused 90 million acres of Indian land to be removed from Indian ownership and control, its impact continues to have serious consequences, such as the increasingly fractionated ownership of Indian land title, checkerboard ownership patterns on many reservations and loss of access to important sacred sites, to name just a few.”2 Japanese farmers in California experienced significant land loss during World War II’s internment policy, as approximately 200,000 acres of farmland was confiscated or sold, contributing to food and farm labor shortages.3 Combined with the loss of farms, homes, and businesses, “it’s estimated that wartime incarceration cost Japanese-Americans up to $4 billion.”4 These examples are representative, but not exhaustive, of the ways in which land has been stolen, appropriated, or otherwise unjustly wrested from a multitude of communities of color in the United States.

We cannot right these, and the countless other, wrongs endured by communities of color. However, we believe Iroquois Valley, as a lender and capital provider, can and should contribute to preventing additional damage. Iroquois Valley is a member of the financial services industry, which as a whole must remain vigilant to prevent further harm. We continuously examine our policies and procedures to address practices that may exclude certain communities from accessing capital. Iroquois Valley began applying this lens to our risk assessment and underwriting process prior to the launch of this Offering.

REVISING OUR UNDERWRITING STANDARDS

While it is important to note that Iroquois Valley evaluates prospective investments based on a variety of quantitative and qualitative factors, our risk assessment comprises one of the most material aspects of an investment: it is used to determine the borrower’s interest rate. Prior to the 2022 revision of our underwriting standards, the following measures were used to assess the risk of potential investments:

•	Debt to Income ratio (DTI)
•	Cash Flow to Debt (CFTD)
•	Credit score
•	Current ratio
•	Debt to Equity
•	Loan to Value

Taken together, these risk measurements were purely quantitative, and we relied on these ratios to determine interest rates on mortgages.

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1 Cowan, Tadlock, and Jody Feder. “The Pigford Cases: USDA Settlement of Discrimination Suits by Black Farmers.” National Ag Law Center. May 29, 2013, https://nationalaglawcenter.org/wp-content/uploads/assets/crs/RS20430.pdf. For the avoidance of doubt, Iroquois Valley was not a party to or involved in that lawsuit.

2 “Land Tenure History,” Indian Land Tenure Foundation. Accessed June 14, 2023. https://iltf.org/land-issues/history/.)

3 “Japanese Internment – War Hits California Farm Lands – 1942.” The Museum of the City of San Francisco. Accessed June 14, 2023. http://www.sfmuseum.org/hist9/harvest.html.

4 Morehouse, Lisa. “Farming Behind Barbed Wire: Japanese-Americans Remember WWII Incarceration.” February 19, 2017. https://www.npr.org/sections/thesalt/2017/02/19/515822019/farming-behind-barbed-wire-japanese-americans-remember-wwii-incarceration.

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In 2022, the Company added qualitative measures to our risk assessment practice in order to more fully understand the risks associated with an investment. Specifically, once the quantitative risk has been measured using the above metrics and a recommended base interest rate, the following items are researched, discussed with the borrowing farmer, and considered as reasons to reduce the interest rate:

•	Factors that affect credit score
•	Presence of soil-building practices
•	Investee falling under the USDA definition of “socially disadvantaged”[5]
•	Size of potential deal

For example, if credit scores are adversely affected by length of history or minimal past due accounts, an investee’s interest rate can be lowered. Presence of soil-building practices and “underserved” demographics also lower potential interest rates. Smaller deal sizes are rewarded in the new formula as well.

The Company is actively reviewing best practices to mindfully expand our risk measurements. As such, we see the above changes as the beginning of a larger overhaul and learning journey to undo implicit bias in our underwriting process.

Exhibits

3.4**	2023 Equity Incentive Plan of Iroquois Valley Farmland REIT, PBC

** Filed herewith

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5 “Historically Underserved Farmers and Ranchers.” Natural Resources Conservation Service. Accessed May 1, 2023. https://www.nrcs.usda.gov/getting-assistance/underserved-farmers-ranchers.

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